UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2005

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

At meetings held on May 3 and 4, 2005, the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Irwin Financial Corporation (the "Company") and the Board, as indicated, took the following actions:

Approval of Fiscal 2005 Base Salaries

On May 3, 2005, the Committee set annual base salaries, for the fiscal year ending December 31, 2005 (FY 2005) for certain of the Company's senior management personnel, including its executive officers. The following table sets forth the annual base salary levels for FY 2005 effective May 1, 2005 for the executive officers indicated:

Name and Position	FY 2005 Base Salary
William I. Miller *Chief Executive Officer*	$650,000
Elena Delgado *President, Irwin Home Equity Corporation*	$285,000
Robert H. Griffith *President and CEO, Irwin Mortgage Company*	$295,000
Thomas D. Washburn *Executive Vice President*	$325,000
Gregory F. Ehlinger *Senior Vice President and Chief Financial Officer*	$305,000

Stock Option Awards

On May 3, 2005, the Committee awarded options to purchase shares of the Company's common stock under the Irwin Financial Corporation Amended and Restated 2001 Stock Plan (the "Incentive Plan") to certain of its management personnel, including its executive officers. The form of award agreement attached hereto as Exhibit 99.1 and incorporated herein by reference sets forth the terms and conditions of awards under the Incentive Plan. The following table sets forth information regarding grants to the executive officers indicated:

Name	Number of Shares of Common Stock Subject to Stock Options
William I. Miller *Chief Executive Officer*	131,100
Elena Delgado *President, Irwin Home Equity Corporation*	22,900
Robert H. Griffith *President and CEO, Irwin Mortgage Company*	8,200
Thomas D. Washburn *Executive Vice President*	30,400
Gregory F. Ehlinger *Senior Vice President and Chief Financial Officer*	26,500

Each of these options is exercisable at an exercise price per share of $20.47, which is equal to the mean of the closing bid and ask prices of the common stock on the New York Stock Exchange on May 3, 2005. Each option has a 10-year term, subject to earlier termination upon the occurrence of certain events related to termination of employment. The options are exercisable and vested as to one-fourth of the options on the grant date. The remaining options become exercisable and are vested as to one-fourth of the options on each anniversary of the grant date, provided that the option holder is then employed by the Company. Stock options become fully exercisable in the event of a change in control of the Company.

Grants of Restricted Stock

On May 4, 2005, the Board approved the grant of 1,222 shares of restricted stock to each of the Company's non-employee directors under the Incentive Plan. The shares of restricted stock become fully vested on the first anniversary of the grant date, provided that the director is still providing services as a director of the Company. The form of agreement to be used for grants of restricted stock under the Director Plan is attached hereto as Exhibit 99.2, which is incorporated herein by reference.

ITEM 5.03. AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGES IN FISCAL YEAR.

New Article 11, "Indemnification of Directors, Officers and Employees," was added to the Code of By-Laws of the Company by approval of the Board on May 4, 2005. Indemnification provisions for directors, officers and employees were previously included in the Company's Restated Articles of Incorporation, and, as approved by shareholders on April 7, 2005, the Articles of Incorporation were amended to provide that the Board could provide for indemnification in the Company's Code of By-Laws.

New Article 11 of the Code of By-Laws provides for broad indemnification of directors, officers and employees that the Board believes is consistent with the best interests of the Company and competitive with other corporations that have adopted provisions providing for the fullest indemnification protection available under applicable law. The principal changes from the indemnification section previously included in the Company's Articles of Incorporation, as summarized below, are as follows:

- expand the definition of "liability" and "expense" to include, but not be limited to, expenses actually and reasonably incurred with respect to a proceeding;

- include in the term "claim" actions brought or threatened by any "entity" (not just by corporations), and substitute throughout new Article 11 the word "entity" for the word "corporation" when referring to third-party organizations;

- provide for mandatory indemnification unless prohibited by law (on the terms described in the applicable subsection), and provide that a director, officer or employee who is not wholly successful in a matter shall be entitled to indemnification (as opposed to indemnification being at the Corporation's discretion) as long as certain conditions are met;

- provide that if a director, officer or employee is entitled to indemnification on only some matters, the person may be entitled to some or a portion of the expenses or amounts paid in settlement;

- provide that, except where prohibited by law, the Corporation shall (not may) advance expenses to, or provide a defense, where appropriate, for a director, officer or employee if the person agrees to repay the expenses if it is ultimately determined that the person is not entitled to indemnification; and

- provide that the right of indemnification shall be a contract right.

The full text of the new Article 11 is included in Exhibit 99.3 attached hereto and incorporated by reference herein.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) The following exhibits are furnished as part of this Form 8-K

Exhibit No.	Description
99.1	Form of Agreement for Grants of Stock Options under the Company's Long-Term Incentive Plan.

99.2	Form of Agreement for Grants of Restricted Stock under the Company's Incentive Plan.
99.3	Text of Amendments to Company's Code of By-Laws

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: May 9, 2005   By: /s/ Gregory F. Ehlinger
_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	**Description**
99.1	Form of Agreement for Grants of Stock Options under the Company's Long-Term Incentive Plan.
99.2	Form of Agreement for Grants of Restricted Stock under the Company's Incentive Plan.
99.3	Text of Amendments to Company's Code of By-Laws

Exhibit 99.1

IRWIN FINANCIAL CORPORATION
2001 STOCK PLAN
STOCK OPTION AGREEMENT

1.   Grant of Option. Irwin Financial Corporation, an Indiana corporation (the "Company"), hereby grants to _____ ("Participant") an option (the "Option") to purchase a total number of shares of Stock (the "Shares") set forth in the Notice of Stock Option Grant, at the exercise price per share set forth in the Notice of Stock Option Grant (the "Exercise Price") subject to the terms, definitions and provisions of the Irwin Financial Corporation 2001 Stock Plan (the "Plan") adopted by the Company, which is incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement.

If designated an Incentive Stock Option, this Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the Code.

2.   Exercise of Option. This Option shall be exercisable during its term in accordance with the vesting schedule set out in the Notice of Stock Option Grant and with the provisions of Section 7 of the Plan as follows:

(a)   Right to Exercise.

 (i)   This Option may be exercised solely as to Shares which have vested under the vesting schedule indicated on the Notice of Stock Option Grant.

(ii)   This Option may not be exercised for a fraction of a share.

(iii) In the event of Participant's termination of employment or service as a director, the exercisability of the Option is governed by Sections 5, 6 and 7 below, subject to the limitation contained in Section 2(a)(iv) below.

(iv) In no event may this Option be exercised after the Expiration Date of this Option as set forth in the Notice of Stock Option Grant.

(b)   Method of Exercise. This Option shall be exercisable by written notice approved for such purpose by the Company which shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised, and such other representations and agreements as to the Participant's investment intent with respect to such shares of Stock as may be required by the Company pursuant to the provisions of the Plan. Such written notice shall be signed by Participant and shall be delivered in person or by certified mail to the Secretary of the Company. The written notice shall be accompanied by payment of the Exercise Price. This Option shall be deemed to be exercised upon receipt by the Company of such written notice accompanied by the Exercise Price.

No Shares will be issued pursuant to the exercise of an Option unless such issuance and such exercise shall comply with all relevant provisions of applicable law, including the requirements of any stock exchange upon which the Shares may then be listed. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to Participant on the date on which the Option is exercised with respect to such Shares.

3.   Method of Payment. Payment of the Exercise Price may be:

(i)   in cash or its equivalent,

(ii)   by tendering previously-acquired Stock (stock acquired on the open-market or held, if previously acquired from the Company, which has been held for more than six months) having an aggregate Fair Market Value (as determined by the Committee) at the time of exercise equal to the total Exercise price,

(iii) if the Committee shall authorize in its sole discretion, by payment of the Exercise Price in installments as provided in Section 7.5(c) of the Plan,

(iv) by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law,

(v)   by having the notice of exercise direct that the certificate or certificates for such Shares for which the option is exercised be delivered to a licensed broker acceptable to the Company as the agent for the individual exercising the option and, at the time such certificate or certificates are delivered, the broker tenders to the Company cash or cash equivalents acceptable to the Company equal to the purchase price for such Shares purchased pursuant to the exercise of the option plus the amount (if any) of federal and other taxes which the Company may, in its sole judgment, be required to withhold with respect to the exercise of the option, or

(vi) by a combination of (i), (ii), (iii), (iv), and/or (v).

4.   Restrictions on Exercise. As a condition to the exercise of this Option, the Company may require Participant to make any representation and warranty to the Company as may be required by any applicable law or regulation.

5.   Termination of Relationship.

(a)   Termination of Employment Due to Death. In the event Participant's employment or service as a director is terminated by reason of death, any outstanding Options whether or not then exercisable, may be exercised within twelve (12) months after such date of termination of employment or service. In no case shall the period for exercise extend beyond the expiration date of such option grant.

(b)   Termination of Employment due to Disability or Retirement.. In the event that Participant's employment or service as a director is terminated due to disability or retirement, the options theretofore granted to such Participant may be exercised to the extent that such

Participant was entitled to exercise the options at the date of such termination, but only within a period of three (3) years beginning on the day following the date of such termination, and provided further that any Incentive Stock Options may be exercised only within a period of three (3) months beginning on the day following the date of such termination. In no case shall the period for exercise extend beyond the expiration date of such option grant. So long as Participant shall continue to serve as a director or continue to be an employee of the Company, the options granted to the Participant shall not be affected by any change of duties or position. A change of employment from the Company to a subsidiary, from a subsidiary to the Company, from one subsidiary to another, or any combination thereof, shall not be considered to be a termination of employment for purposes of this Plan.

(c)   Resignation or Termination Without Cause. In the event that an Participant's employment with the Company or its subsidiaries or service as a director is terminated due to resignation or by the Company without cause (other than a retirement of disability), the options theretofore granted to such Participant may be exercised to the extent that such Participant was entitled to exercise the options at the date of such resignation, but only within a period of three (3) months beginning on the day following the date of such termination. In no case shall the period for exercise extend beyond the expiration date of such option.

(d)   Termination for Cause. Notwithstanding anything herein to the contrary, all outstanding options shall immediately terminate without further action on the part of the Company in the event of the termination of a Participant's employment or service with the Company or its subsidiaries for cause.

6.   **Effect of a Change in Control**. Upon the occurrence of a Change of Control, the Company shall provide written notice thereof (the "Change in Control Notice") to the Participant. The Company shall have the right, but not the obligation, to terminate all outstanding options as of the 30th day immediately following the date of the sending of the Change in Control Notice by including a statement to such effect in the Change in Control Notice. Upon delivery of the Change in Control Notice and regardless of whether the Company elects to terminate the outstanding options, the Participant shall have the right to immediately exercise all outstanding options (whether or not immediately exercisable, notwithstanding the Change in Control) in full during the 30-day period notwithstanding the other terms and conditions otherwise set forth in the Plan or in any certificate or agreement representing such option.

7.   **Non-Transferability of Option**. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Participant only by him or her. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of Participant.

8.   **Term of Option**. This Option may be exercised only within the Term set forth in the Notice of Stock Option Grant, subject to the limitations set forth in Section 7 of the Plan.

9.   **Withholding Tax Obligations**.

(a)   General Withholding Obligations. As a condition to the exercise of Option granted hereunder, Participant shall make such arrangements as the Company may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with the exercise, receipt or vesting of the Option. The Company shall not be required to issue any shares under the Plan until such obligations are satisfied. Participant understands that, upon exercising a Nonqualified Stock Option, he or she will recognize income for tax purposes in an amount equal to the excess of the then Fair Market Value of the Shares over the Exercise Price. If Participant is an employee, the Company will be required to withhold from Participant's compensation, or collect from Participant and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income. Additionally, Participant may at some point be required to satisfy tax withholding obligations with respect to the disqualifying disposition of an Incentive Stock Option. Participant shall satisfy his or her tax withholding obligation arising upon the exercise of this Option by one or some combination of the following methods: (i) by cash or check payment, (ii) out of Participant's current compensation, (iii) if permitted by the Company, in its discretion, by surrendering to the Company shares which (A) in the case of shares previously acquired from the Company, have been owned by Participant for more than six months on the date of surrender, and (B) have a Fair Market Value determined as of the applicable Tax Date (as defined in Section 9(c) below) on the date of surrender equal to the amount required to be withheld, or (iv) by electing to have the Company withhold from the shares to be issued upon exercise of the Option, that number of shares having a Fair Market Value determined as of the applicable Tax Date equal to the amount required to be withheld.

(b) Stock Withholding to Satisfy Withholding Tax Obligations. In the event the Company allows Participant to satisfy his or her tax withholding obligations as provided in Section 9(a)(iii) or (iv) above, such satisfaction must comply with the requirements of this Section (9)(b) and all applicable laws. All elections by Participant to have shares withheld to satisfy tax withholding obligations shall be made in writing in a form acceptable to the Company and shall be subject to the following restrictions:

(i)   the election must be made on or prior to the applicable Tax Date (as defined in Section 9(c) below);

(ii)   once made, the election shall be irrevocable as to the particular shares of the Option as to which the election is made; and

(iii) all elections shall be subject to the consent or disapproval of the Committee.

(c) Definitions. For purposes of this Section 9, the Fair Market Value of the Stock to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined under the applicable laws (the "Tax Date").

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one document.


IRWIN FINANCIAL CORPORATION

By: _____

Name:_____
     (print)

Title: _____


PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE OPTION HEREOF IS EARNED ONLY BY CONTINUING EMPLOYMENT OR SERVICE AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS OPTION OR ACQUIRING SHARES HEREUNDER). PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT, NOR IN THE COMPANY'S STOCK INCENTIVE PLAN WHICH IS INCORPORATED HEREIN BY REFERENCE, SHALL CONFER UPON PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION OF EMPLOYMENT BY THE COMPANY, NOR SHALL IT INTERFERE IN ANY WAY WITH PARTICIPANT'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE PARTICIPANT'S EMPLOYMENT AT ANY TIME, WITH OR WITHOUT CAUSE.

Participant acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all of the terms and provisions thereof. Participant has reviewed the Plan and this Option Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option and fully understands all provisions of the Option. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this Option.

Dated:_____   _____
                                                      [Name of Participant]

TO BE A VALID ACCEPTANCE BY PARTICIPANT, THIS AGREEMENT MUST BE SIGNED AND DATED BY PARTICIPANT, AND RETURNED TO THE COMPANY WITHIN 30 DAYS OF RECEIPT OF AGREEMENT BY PARTICIPANT.

**IRWIN FINANCIAL CORPORATION
2001 STOCK PLAN
NOTICE OF STOCK OPTION GRANT**

[Name] ("Optionee")
[address]

Pursuant to the terms of the attached Stock Option Agreement and the Irwin Financial Corporation 2001 Stock Plan, you have been granted an option to purchase common stock (the "Option") of Irwin Financial Corporation (the "Company") as follows:

Date of Grant: [date]

Compensation Committee
Approval Date: [date]

Exercise Price Per Share: [$_____]

Total Number of Shares Granted: [number]

Type of Option: [Non-Qualified Stock Option ("NSO") or Incentive Stock Option ("ISO")]

End of Term/Expiration Date:

Vesting Schedule: This Option shall vest in accordance with the following schedule:

Exhibit 99.2

IRWIN FINANCIAL CORPORATION
2001 STOCK PLAN
RESTRICTED STOCK AGREEMENT

1.   **Grant of Restricted Stock Award**. Irwin Financial Corporation, an Indiana corporation (the "Company") hereby grants to _____ ("Participant") a restricted stock award (the "Award") on the number of shares of Stock as set forth in the Notice of Restricted Stock Award subject to the terms, definitions and provisions of the Company's 2001 Stock Plan (the "Plan"), the terms of which are incorporated herein by reference. Pursuant to Section 4 of the Plan, all determinations and interpretations with respect to the Plan or this Agreement shall be made by the Committee. Except to the extent expressly provided herein, capitalized terms used in this Agreement shall have the same meaning ascribed thereto in the Plan.

2.   **Award**. Pursuant to Section 9 of the Plan, Participant is hereby granted an Award of Restricted Stock described on the Notice of Restricted Stock Award attached hereto.

3.   **Restrictions; Restricted Period**. The Restricted Stock covered by the Award shall be subject to the restrictions set forth in Section 9 of the Plan, which include, but are not limited to, prohibitions on the sale, transfer, assignment, pledge or encumbrance of the Restricted Stock, prior to the vesting date(s) set forth on the Notice of Restricted Stock Award attached hereto (the period ending on the vesting date for a certain share of Restricted Stock is hereinafter referred to as the "Restricted Period"). Sale, transfer and other disposition of the shares following termination of the Restricted Period may be limited by the absence of an established trading market for such shares and/or the provisions of applicable securities laws.

4.   **Termination of Employment or Service**.

        (a)   *Termination of Employment Due to Death*. In the event a Participant's employment or service as a director is terminated by reason of death, the Restricted Period on all outstanding shares of Restricted Stock shall terminate and the Restricted Stock shall vest in full and shall be paid to Participant's beneficiary upon receipt of the Purchase Price, if any.

(b)   *Termination of Employment due to Reasons other than Death*. In the event that a Participant's employment or service as a director is terminated for any reason other than death, the Participant will forfeit any shares of Restricted Stock that are not yet vested and shall have no further rights to the Restricted Stock or any amounts attributable thereto.

5. **Change in Control**. Upon change in control of the Company, the Restricted Period on all outstanding shares of Restricted Stock shall terminate and the Restricted Stock shall vest in full to the Participant upon receipt of the Purchase Price.

6. **Forms of Payment by Participant**. If the Participant is to pay a purchase price for the Restricted Stock, such price may be paid:

      (a)   in cash or its equivalent,

      (b)   by tendering previously-acquired Stock having an aggregate Fair Market Value (as determined by the Committee) at the time of exercise equal to the total price of the Restricted Stock,

      (c)   if the Committee shall authorize in its sole discretion, by payment of the purchase price in installments; provided, however, that the provisions of each installment purchase agreement: (i) shall provide that the purchaser, at the purchaser's option, may pay any or all such installments at one time, (ii) shall comply with all applicable credit regulations, if any, then in effect and issued or enacted by governmental authority having jurisdiction, including Regulation U of the Board of Governors of the Federal Reserve System if such Regulation is then in effect, (iii) shall be established by the Committee and shall include a specified rate of interest payable on the unpaid balance, and (iv) shall require that the certificate for Shares purchased pursuant to installment arrangement be pledged to the Company. The certificates for stock purchased pursuant to an installment purchase agreement will be delivered to the purchaser, who shall take title to such Stock, and shall be immediately deposited by the purchaser, together with a properly executed stock power, with the Secretary of the Company to be held by the Company as security for the payment of the installments of the purchase price, including interest. The purchaser shall be entitled to all voting rights with respect thereto and all cash dividends paid thereon. In the event of the payment by the Company of a stock dividend on or the declaration by the Company of a stock split with respect to any of its Stock held as security pursuant to an installment purchase agreement hereunder, the pledge under such agreement shall extend to the Stock issued in payment of such stock dividend or on account of such stock split. The purchaser shall deliver to the Company the certificates representing the dividend or split Stock upon receipt thereof, together with a properly executed stock power. In the event that the Stock held as security pursuant to an installment purchase agreement shall be changed or reclassified as a result of any charter amendment, recapitalization, reorganization, merger, consolidation, sale of assets or similar transactions, the changed or reclassified Stock or other assets or both received as a result of such transaction shall be substituted for the Stock pledged under such agreement; and the purchaser shall promptly deliver to the Company any certificates issued to represent the Stock so changed or reclassified and any such other assets, together with a properly executed stock power. If rights to subscribe for or purchase Stock or other securities shall be issued to holders of Stock held as security pursuant to an installment purchase agreement, such rights shall belong to the purchaser free from pledge. Upon completion of payment for such Stock, including interest to the date of payment, and subject to any requirements necessary to comply with Regulation U or other applicable credit regulations, the purchaser shall be entitled to the return from the Company of the certificates so pledged; or

(d)   by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law, or

(e)   by a combination of (a, (b, (c) and/or (d).

7.   **Withholding Tax Obligations.**

(a)   *General Withholding Obligations.* As a condition of the receipt of the shares granted hereunder, Participant shall make such arrangements as the Company may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such receipt. The Company shall not be required to issue any shares under the Plan until such obligations are satisfied. Participant understands that, upon receipt of the shares, he or she will recognize income for tax purposes in an amount equal to the then Fair Market Value of the shares over the Purchase Price (if any). If Participant is an employee, the Company will be required to withhold from Participant's compensation, or collect from Participant and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income. Participant shall satisfy his or her tax withholding obligation arising upon receipt of the shares by one or some combination of the following methods: (i) by cash or check payment, (ii) out of Participant's current compensation, (iii) if permitted by the Company, in its discretion, by surrendering to the Company shares which (A) in the case of shares previously acquired from the Company, have been owned by Participant for more than six months on the date of surrender, and (B) have a Fair Market Value determined as of the applicable Tax Date (as defined in section (c) below) on the date of surrender equal to the amount required to be withheld, or (iv) by electing to have the Company withhold from the shares to be issued, that number of shares having a Fair Market Value determined as of the applicable Tax Date equal to the amount required to be withheld.

(b)   *Stock Withholding to Satisfy Withholding Tax Obligations.* In the event the Company allows Participant to satisfy his or her tax withholding obligations as provided in section (a)(iii) or (iv) above, such satisfaction must comply with the requirements of this section (b) and all applicable laws. All elections by Participant to have shares withheld to satisfy tax withholding obligations shall be made in writing in a form acceptable to the Company and shall be subject to the following restrictions:

(i)   the election must be made on or prior to the applicable Tax Date (as defined in section (c) below);

(ii)   once made, the election shall be irrevocable as to the particular shares to which the election is made; and

(iii)   all elections shall be subject to the consent or disapproval of the Committee.

(c)   *Definitions.* For purposes of this Section 7, the Fair Market Value of the Stock to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined under the applicable laws (the "Tax Date").

8.   **Deposit of Certificates; Restrictive Legend**. Each certificate representing the Restricted Stock subject to this Award shall be registered in the name of the Participant and deposited with the Company, and shall bear appropriate legends regarding this Agreement and such other restrictions on transferability.

9.   **Beneficiary**. The Participant may name, from time to time, any beneficiary or beneficiaries to whom the Restricted Stock shall be paid in case of his death before receipt of such Stock. Each designation shall be on a form prescribed for such purpose by the Committee and shall be effective only as set forth therein.

10.   **Tax Consequences**. The tax laws and regulations governing the personal income tax impact of this award and the receipt and disposition of the shares hereunder are complex and subject to change. Participant should promptly consult his or her personal tax advisor upon receipt of this award.

11.   **Binding Effect**. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one document.

IRWIN FINANCIAL CORPORATION

By: _____

Name:_____
       (print)

Title: _____

PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE LAPSE OF RESTRICTIONS PURSUANT TO THE AWARD HEREOF IS EARNED ONLY BY CONTINUING EMPLOYMENT OR SERVICE AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED OR BEING GRANTED THIS AWARD). PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT, NOR IN THE COMPANY'S STOCK INCENTIVE PLAN WHICH IS INCORPORATED HEREIN BY REFERENCE, SHALL CONFER UPON PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION OF EMPLOYMENT BY THE COMPANY, NOR SHALL IT INTERFERE IN ANY WAY WITH PARTICIPANT'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE PARTICIPANT'S EMPLOYMENT AT ANY TIME, WITH OR WITHOUT CAUSE.

Participant acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Award subject to all of the terms and provisions thereof. Participant has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Award and fully understands all provisions of the Award. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions arising under the Plan or this Award.

Dated:_____

_____
[Name of Participant]

TO BE A VALID ACCEPTANCE BY PARTICIPANT, THIS AGREEMENT MUST BE SIGNED AND DATED BY PARTICIPANT, AND RETURNED TO THE COMPANY WITHIN 30 DAYS OF RECEIPT OF AGREEMENT BY PARTICIPANT.

IRWIN FINANCIAL CORPORATION
2001 STOCK PLAN
NOTICE OF RESTRICTED STOCK AWARD

[Name] ("Participant")
[address]

Pursuant to the terms of the attached Restricted Stock Agreement and the Irwin Financial Corporation 2001 Stock Plan, you have been awarded restricted stock (the "Award") of Irwin Financial Corporation (the "Company") as follows:

Date of Award: [date]

Compensation Committee
Approval Date: [date]

Total Number of Shares Granted: [number]

[Purchase Price: $_____, per share] - complete if Participant
                                                          purchases restricted stock grant

Restricted Period:

Exhibit 99.3

Article 11

Indemnification of Directors, Officers and Employees

11.01. "Liability;" "Expense." As used in this Article 11 the terms "liability" and "expense" shall include but shall not be limited to attorneys' fees and disbursements and amounts of judgment, fines or penalties against and amounts paid in settlement, and expenses actually and reasonably incurred with respect to a proceeding by the directors, officers or employees.

11.02. "Claim." As used in this Article 11, the term "claim" shall include: (i) any claim, action, suit or proceeding, whether actual or threatened, brought by or in the right of this Corporation or another entity or otherwise, civil, criminal or administrative or in connection with an investigation or appeal relating thereto, (ii) against a person who is or was a director, officer or employee of this Corporation or a person who was serving as a director, officer or employee of any other entity at the request of this Corporation, and (iii) which is asserted against or threatened against him, as a party or otherwise, by reason of his having been a director, officer or employee of this Corporation or such other entity or by reason of any past or future action taken or not taken in his capacity as such director, officer or employee, whether or not he continues to be such at the time the claim is asserted or threatened.

11.03. Indemnity. Any such director, officer or employee who has been wholly or partially successful on the merits or otherwise with respect to any claim of the character described herein shall be entitled to indemnification as of right. Any director, officer or employee who is not wholly successful on the merits or otherwise shall be entitled to indemnification by the Corporation as long as (i) the Board of Directors acting by a quorum consisting of directors who are not parties to or who have been wholly successful with respect to such claim, action, suit or proceeding shall find that the person to be indemnified acted in good faith with a reasonable belief that such conduct was not opposed to the best interests of the Corporation or other entity, as the case may be, and, in addition, in any criminal action or proceeding (which shall not be deemed to include civil, administrative or investigative actions or proceedings in which conduct which violates a criminal statute is alleged) he had reasonable belief that his conduct was lawful, or (ii) independent legal counsel (who may be regular counsel of the Corporation) shall deliver to it its written opinion that the person to be indemnified so acted. Indemnification by the Corporation pursuant to this Section 11.03 shall be mandatory unless the Corporation is prohibited from doing so under state or federal law.

11.04. No Presumption. The termination of any claim by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or of nolo contendere or its equivalent shall not create a presumption that the person to be indemnified did not meet the standard of conduct set forth in Section 11.03.

11.05. Several Claims. If several claims, issues or matters of action are involved, any such person may be entitled to indemnification as to some matters even though he is not entitled as to other matters, and to some or a portion of the expenses or amounts paid in the settlement, where the director, officer or employee is entitled to some or a portion of such expenses or amounts.

11.06. Advances. Except where prohibited by law, the Corporation shall advance expenses to or, where appropriate, shall at its expense undertake the defense of any such director, officer or employee upon receipt of an undertaking by or on behalf of such person to repay such expenses if it should ultimately be determined that he is not entitled to indemnification under this Article 11.

11.07. Applicability. The provisions of this Article 11 shall be applicable to claims, actions, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act during, before or after the adoption hereof.

11.08. Extent of Rights. The rights of indemnification provided hereunder shall be a contract right to the person concerned, and shall be in addition to any rights to which any person concerned may otherwise be entitled by contract or as a matter of law and shall inure to the benefit of the heirs, executors and administrators of any such person.

11.09. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity against any liability asserted against him and incurred by him in any capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 11 or otherwise.